SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

GRGC/GRGCS Av. Graça Aranha, nº 26, 4º floor. 20030-900 Rio de Janeiro - RJ RCA 995, of 11.07.2023 DEL-180 of 11.07.2023

CERTIFICATE

MINUTES OF THE NINE HUNDRED AND NINETY-FIFTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ n.º 00001180/0001-26

It is hereby certified, for all due purposes, that the 995th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was convened at 3:37 pm on the seventh day of November in the year two thousand and twenty-three, as called by the Chairman of the Board of Directors, in accordance with article 25, §4, of the Company's Bylaws. The meeting took place at Avenida Graça Aranha, 26, 3rd floor, Centro, Rio de Janeiro – RJ. Board Member VICENTE FALCONI CAMPOS (VFC) virtually assumed the presidency of the proceedings. Board Members CARLOS EDUARDO RODRIGUES PEREIRA (CRP), IVAN DE SOUZA MONTEIRO (ISM), MARISETE FÁTIMA DADALD PEREIRA (MFP) and MARCELO DE SIQUEIRA FREITAS (MSF) participated in person at the meeting. Board Members FELIPE VILLELA DIAS (FVD), DANIEL ALVES FERREIRA (DAF) and MARCELO GASPARINO DA SILVA (MGS) participated virtually in the meeting. Board Members PEDRO BATISTA DE LIMA FILHO (PBL) cast his vote in writing, in accordance with item 8.6.1.1 of the Internal Regulations, having been computed, for such purposes, in the installation, present and deliberation quorums, with a record of his vote attached to the minutes. There was no record of absence from the meeting, understood as non-participation in any segment of the conclave. The council was secretariated by the Governance Superintendent BRUNO KLAPPER LOPES (BKL) with the support of the Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). INSTRUCTION: The support material was made available to Board Members through the Governance Portal. INSTALLATION AND DELIBERATION QUORUMS: As prescribed in art. 25, caput, of the Eletrobras Bylaws, the deliberations of this conclave must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present, except in cases of qualified quorum portrayed in art. 26 of the Bylaws. The meeting was convened with the presence of nine members, in compliance with the minimum quorum for installation of five members, and with a minimum quorum for taking deliberations of five members, except in cases where there is an explicit record of a change in the quorum of those present at the occasion of the deliberation. The prior declaration of conflict of interests by the Board Member and/or his/her momentary absence from the conclave results in his/her being subtracted for the purposes of calculating the respective minimum deliberation quorum.

DEL 180, dated 11/07/2023. Approval of the interim financial statements for the period ended 09/30/2023. RES 600, dated 11/07/2023. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its powers, embodied in a decision by the Executive Board, in the supporting material and in the documents below, and based on the favorable opinion issued by the Statutory Audit and Risk Committee in its 320th meeting held on 11/07/2023, RESOLVED: Executive Board Resolution No. 600, of 11/07/2023; Deliberative Proposal VFR-002, dated 11/06/2023; 1. Authorize the archiving of Eletrobras' interim financial statements for the period ended September 30, 2023, approved by the Eletrobras Executive Board through RES-600, dated 11/07/2023. 2. Determine that the Vice-presidency of Finance and Investor Relations – VFR, through the areas of Accounting and Tax – FRC, Planning and Controlling – FRP and Investor Relations – FRR, of the Vice-presidency of Governance, Risks and Compliance – VGR, through Corporate Governance – GRG and the Governance Secretariat – GRGS, adopt, each in their respective area of activity, the necessary measures to comply with this Resolution.

➢	Approval quorum: Unanimity.

Closing and drawing up of the minutes certificate: It is recorded that the material pertinent to the items resolved at this Board of Directors Meeting is archived at the Company's headquarters. As there was nothing further to discuss about DEL-180/2023, the Chairman VFC closed the related

GRGC/GRGCS Av. Graça Aranha, nº 26, 4º floor. 20030-900 Rio de Janeiro - RJ RCA 995, of 11.07.2023 DEL-180 of 11.07.2023

work and ordered the Secretary of Governance to draw up this Certificate which, after read and approved, will be signed by the same Secretary. The other deliberations taken at this meeting were omitted from this certificate, as they concern purely internal interests of the Company, a legitimate precaution, supported by the Administration's duty of secrecy, in accordance with the “caput” of article 155 of the Corporations Law, standing , therefore, outside the scope of the rule contained in § 1 of article 142 of the aforementioned Law. The following are present: Chairman VICENTE FALCONI CAMPOS; Board Members CARLOS EDUARDO RODRIGUES PEREIRA, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, IVAN DE SOUZA MONTEIRO, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO; Governance Officer: BRUNO KLAPPER LOPES; Governance Secretary: FERNANDO KHOURY FRANCISCO JUNIOR. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Governance Secretary of Eletrobras.

Rio de Janeiro, November 13, 2023.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.